BD

06005549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

NM 3/20

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43645

SEC MAIL RECEIVED MAR 02 2006 WASH. D.C. 185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Landolt Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Oregon Street
(No. and Street)

Oshkosh (City) Wisconsin (State) 54902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen H. Landolt (920) 236-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nigl & Sullivan, LLP
(Name – *if individual, state last, first, middle name*)

2001 Bowen Street (Address) Oshkosh (City) Wisconsin (State) 54901 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/9/06

OATH OR AFFIRMATION

I, Stephen H. Landolt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Landolt Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Corporate Secretary
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANDOLT SECURITIES, INC.
TABLE OF CONTENTS

Nigl & Sullivan LLP

Charles A. Nigl, CPA
Carol A. Sullivan, CPA

Certified Public Accountants and Consultants

Independent Auditor's Report

To the Board of Directors
Landolt Securities, Inc.
Oshkosh, Wisconsin

We have audited the accompanying Statement of Financial Condition of Landolt Securities, Inc. (an S Corporation) as of December 31, 2005, and the related Statements of Income, Changes in Stockholders' Equity, Changes in Liabilities Subordinated to Claims of General Creditors, and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Landolt Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nigl & Sullivan LLP

Nigl & Sullivan, LLP
Certified Public Accountants

Oshkosh, Wisconsin
February 23, 2006

Members of American and Wisconsin Institutes of Certified Public Accountants
2001 Bowen Street • P.O. Box 469 • Oshkosh, WI 54903-0469 • Phone 920.303.2000 • Fax 920.303.1040

LANDOLT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash	$ 42,845
Receivable from clearing organization	33,904
Securities owned:	
Marketable, at market value	191,987
Not readily marketable, at estimated fair value	81,540
Furniture and equipment, at cost less accumulated depreciation of $95,667	5,664
Prepaid expenses and advances	8,193
TOTAL ASSETS	**$ 364,133**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$ 6,651
Accrued payroll and related items	31,488
Total Current Liabilities	38,139
Liabilities Subordinated to Claims of General Creditors	0
Total Liabilities	38,139
Stockholders' Equity	
Common stock - $1 par value; 56,000 shares authorized, 17,500 shares issued and outstanding	17,500
Additional paid-in capital	229,837
Retained earnings	78,657
Total Stockholders' Equity	325,994
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 364,133**

See Accompanying Notes to Financial Statements

LANDOLT SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2005

Revenues	
Commissions earned	$ 576,113
Net investment gains or (losses)	70,739
Interest income	70,493
Dividend income	6,415
Total Revenues	723,760
Expenses	
Clearing expenses	51,575
Employee compensation	163,686
Payroll taxes	11,344
Health insurance and benefits	21,500
Retirement plan contribution	5,883
Commissions	35,463
Occupancy expenses	55,173
Telephone expense	8,943
Office supplies and expense	29,288
Postage and delivery	3,443
Auto expenses	9,649
Advertising and promotion	4,640
Accounting fees	23,240
Legal fees	7,101
Quotation system expenses	5,850
Insurance	6,835
Depreciation	5,937
Donations	145
Dues, licenses and subscriptions	14,842
Travel	1,293
Entertainment and promotion	5,379
Property taxes	1,940
Other operating expenses	1,725
Total Expenses	474,874
NET INCOME	**$ 248,886**

See Accompanying Notes to Financial Statements

LANDOLT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balances at January 1, 2005	$ 17,500	$ 198,782	$ 170,698
Net Income for the Year			248,886
Capital Contributions		148,275	
Dividend Distributions			(340,927)
Capital Distributions		(117,220)	
BALANCES AT DECEMBER 31, 2005	**$ 17,500**	**$ 229,837**	**$ 78,657**

See Accompanying Notes to Financial Statements

LANDOLT SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2005

Subordinated Liabilities at January 1, 2005	$	0
Increases		0
Decreases		0
SUBORDINATED LIABILITIES AT DECEMBER 31, 2005	$	**0**

See Accompanying Notes to Financial Statements

LANDOLT SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2005

Cash Flows From Operating Activities:	
Net income	$ 248,886
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,937
Net investment (gains) or losses	(70,739)
(Increase) decrease in:	
Receivable from clearing organization	(4,629)
Prepaid expenses and advances	(4,253)
Increase (decrease) in:	
Accounts payable	3,145
Accrued payroll and related items	16,202
Net Cash Provided By Operating Activities	194,549
Cash Flows From Investing Activities:	
Proceeds from sale of securities	384,241
Proceeds from sale of furniture and equipment	14,000
Purchase of securities	(271,699)
Purchase of furniture and equipment	(35,396)
Net Cash Provided By Investing Activities	91,146
Cash Flows From Financing Activities:	
Additional capital contributed	148,275
Dividend distributions	(340,927)
Capital distributions	(117,220)
Net Cash (Used) By Financing Activities	(309,872)
Net Increase (Decrease) in Cash	(24,177)
Cash at Beginning of Year	67,022
CASH AT END OF YEAR	**$ 42,845**

SUPPLEMENTAL DISCLOSURES	
Cash paid during the year for:	
Interest	$ 0
Noncash investing and financing activities:	
Sale of securities and business assets	398,241
Dividend and capital distributions related to sales	(398,241)
Purchase of securities and business assets	(149,275)
Capital contributed related to purchases	148,275
Accounts payable offset related to purchases	1,000

See Accompanying Notes to Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Landolt Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. The significant accounting policies are as follows:

Nature of Operations

Landolt Securities, Inc. is a registered securities broker-dealer headquartered in Oshkosh, Wisconsin with a branch office in Antioch, Illinois. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company has contracted with National Financial Services LLC (NFS) to clear all securities transactions on a fully disclosed basis for customer accounts which are introduced by the Company and accepted by NFS.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions

Commissions and the related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities Owned

Securities owned are valued at market using quoted market prices, with the resulting gains or losses reflected in income for the current year.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is provided using the straight-line method over a five to ten year estimated useful life.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Advertising Costs

Expenditures for advertising and sales promotion are expensed as incurred. Advertising and promotion expense was $4,640 for the year ended December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SECURITIES OWNED

The components of securities owned are as follows at December 31, 2005:

	Original Cost	Market Value
Common stocks	$ 189,179	$ 191,987
Trust certificates and warrants	42,600	81,540
Total	$ 231,779	$ 273,527

NOTE 3. AGREEMENT WITH NATIONAL FINANCIAL SERVICES LLC (NFS)

The Company has entered into an agreement with NFS to provide clearing services for all securities transactions initiated by the Company. NFS clears all transactions on a fully disclosed basis for customer accounts introduced by the Company and accepted by NFS. Pursuant to the terms of this agreement, the Company has agreed to indemnify and hold harmless NFS from and against all claims and liabilities arising out of any failures by the Company or customers to comply with any obligations under this agreement. The agreement is for an initial term of one year, is automatically renewable, and may be terminated by giving 90 days prior written notice.

NOTE 4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade-date customer exposure and collateral values daily and requires customers to deposit additional collateral or reduce positions when necessary.

NOTE 5. CONCENTRATIONS OF CREDIT RISK

The Company provides investment and related services to a diverse group of customers located throughout Wisconsin and Northeastern Illinois.

The Company's exposure to credit risk associated with these transactions is measured on an individual customer basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and customers are required to provide additional collateral as necessary.

NOTE 6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This rule requires that net capital, as defined, shall be at least the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of $191,509, which was $141,509 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was .20 to 1.

NOTE 7. RETIREMENT PLAN

The Company maintains a qualified Salary Reduction Simplified Employee Pension Plan (SARSEP) which covers all eligible employees who meet the age and service requirements. The Company is currently making matching contributions equal to 50% of the employees' deferral. The Company contribution for the year ended December 31, 2005 was $5,883.

NOTE 8. LEASES

On September 30, 2005, the Company entered into a three year lease for the use of an office building and improvements located at 701 Oregon Street in Oshkosh, Wisconsin. The lease, which commenced on October 1, 2005, includes an option to renew for one additional consecutive three year term. Monthly rent for the first two years of the lease is $2,000. Monthly rent for the third year and each year of the option term will be increased by the annual increase in the Consumer Price Index for all Urban Consumers City of Milwaukee - All Items. The Company is responsible for real estate taxes, utilities, insurance, maintenance and repairs. The agreement includes an option to purchase at $225,000 during the initial three years of the lease. After the first three years, the option price increases annually by the Consumer Price Index for all Urban Consumers City of Milwaukee - All Items. Total rent expense charged to operations under this agreement for the year ended December 31, 2005 was $37,500.

On September 30, 2005, the Company agreed to reimburse Paul Pavelski for costs associated with a lease for the use of a sales building and improvements located at 426-428 Orchard Street in Antioch, Illinois. The lease, which expires on April 30, 2007, requires monthly rent payments of $1,600. In addition to rent, the tenant is responsible for utilities, insurance, maintenance and repairs, pro rata share of real estate taxes and common area expenses. Total rent expense charged to operations under this agreement for the year ended December 31, 2005 was $4,800.

NOTE 9. RELATED PARTY TRANSACTIONS

Mr. Stephen Landolt owns the real estate located at 701 Oregon Street in Oshkosh, Wisconsin which is being leased by the Company. At December 31, 2005, Mr. Landolt is a corporate officer and a 20% shareholder in Landolt Securities, Inc.

Mr. Paul Pavelski is the responsible lessee on the lease for the real estate located at 426-428 Orchard Street in Antioch, Illinois. At December 31, 2005, Mr. Pavelski is a corporate officer and a 80% shareholder in Landolt Securities, Inc.

NOTE 10. STOCK PURCHASE AGREEMENT

On September 28, 2005, a stock purchase agreement was signed, by and among, Paul Pavelski, Landolt Securities, Inc. and Stephen Landolt.

The agreement terms include; a payment on September 30, 2005 of $200,000 by Mr. Pavelski to Mr. Landolt for 80% of the Company outstanding common stock, a distribution of Mr. Landolt's portion of company capital as of September 30, 2005 as soon as permitted by regulatory requirements and the profitability of the Company, and an option for Mr. Pavelski to purchase from Mr. Landolt the remaining 20% of the Company outstanding common stock for $150,000 if purchased within six years or $200,000 if purchased after six years from the closing date.

Mr. Landolt's portion of Company capital as of September 30, 2005 was $247,213. Capital distributions to Mr. Landolt during the period from October 1, 2005 to December 31, 2005 were $89,050.

SUPPLEMENTARY INFORMATION

LANDOLT SECURITIES, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Net Capital		
Total stockholders' equity		$ 325,994
Deduction for non-allowable assets -		
NFS reserve account	$ 31	
NASDAQ Stock Market Inc voting trust certificate	52,770	
NASDAQ warrants	28,770	
Furniture and equipment, net	5,664	
Other assets	8,193	95,428
Net capital before haircuts on securities		230,566
Haircuts on securities - 15%		(28,798)
Undue concentration charge - Per formula		(10,259)
NET CAPITAL		**$ 191,509**
Computation of Basic Net Capital Requirement		
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)		$ 2,544
Minimum dollar net capital requirement		50,000
Net capital requirement		50,000
Excess net capital		**$ 141,509**
Computation of Aggregate Indebtedness		
Total liabilities from statement of financial condition		**$ 38,139**
Ratio of aggregate indebtedness to net capital		**.20 to 1**

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5, Part II filing.

See Accompanying Auditor's Report

Nigl & Sullivan LLP

Charles A. Nigl, CPA
Carol A. Sullivan, CPA

Certified Public Accountants and Consultants

Independent Auditor's Report on Internal Control

To the Board of Directors
Landolt Securities, Inc.
Oshkosh, Wisconsin

In planning and performing our audit of the financial statements and supplementary schedule of Landolt Securities, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are

Members of American and Wisconsin Institutes of Certified Public Accountants
2001 Bowen Street • P.O. Box 469 • Oshkosh, WI 54903-0469 • Phone 920.303.2000 • Fax 920.303.1040

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Nigl & Sullivan LLP

Nigl & Sullivan, LLP
Certified Public Accountants

Oshkosh, Wisconsin
February 23, 2006